August 20, 2024

Chris Carlson
Chief Financial Officer
Vertex Energy Inc.
1331 Gemini Street
Suite 250
Houston, Texas 77058

        Re: Vertex Energy Inc.
            Registration Statement on Form S-3
            Filed August 12, 2024
            File No. 333-281487
Dear Chris Carlson:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claudia Rios at 202-551-8770 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   David Loev, Esq.